**Supplement Dated May 7, 2014**
To the Current Prospectus and Statement of Additional Information

**ING GoldenSelect Premium Plus featuring The Galaxy VIP Fund**

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

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*This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.*

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**IMPORTANT INFORMATION REGARDING THE COMPANY**

**Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:**

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

**IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS**

**In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.**

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

| Closed Investment Portfolios | |
|---|---|
| Columbia Asset Allocation Fund (Class A) | ProFund VP Bull |
| Columbia Small Company Growth Fund (Class A) | ProFund VP Europe 30 |
| Columbia VP Large Cap Growth Fund – (Class 1) | Voya Limited Maturity Bond Portfolio (Class S) |
| Columbia VP - U.S. Government Mortgage Fund (Class 1) | Voya SmallCap Opportunities Portfolio (Class S) |

**Open Investment Portfolios**

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available.  You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.  There is no assurance that any of the funds will achieve their respective investment objectives.  Shares of the funds will rise and fall in value and you could lose money by investing in the funds.  Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.  Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract along with each portfolio's investment adviser/subadviser and investment objective.  Please refer to the funds prospectuses for more detailed information.  Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C.  20549-0102.  If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **Fidelity® VIP Equity-Income Portfolio (Service Class 2)**<br><br>**Investment Adviser:**  Fidelity Management & Research Company ("FMR")<br>**Subadviser:**  FMR Co. ("FMRC") and other  investment advisers | Seeks long-term capital appreciation. |
| **Voya Global Resources Portfolio (Class S)**<br><br>**Investment Adviser:**  Directed Services LLC<br>**Subadviser:**  Voya Investment Management Co. LLC | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **Voya Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya High Yield Portfolio (Class S)**<br><br>**Investment Adviser:**  Directed Services LLC<br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Intermediate Bond Portfolio (Class S)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Large Cap Value Portfolio (Class S)**<br><br>**Investment Adviser:**  Directed Services LLC<br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Voya Liquid Assets Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya MidCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** **Voya** Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Multi-Manager Large Cap Core Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Columbia Management Investment Advisers, LLC and The London Company<br>of Virginia d/b/a The London Company | Seeks reasonable income and capital growth. |
| **Voya Russell$^{TM}$ Large Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell$^{TM}$ Small Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Russell™ Large Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell™ Mid Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya U.S. Bond Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index. |
| **VY BlackRock Health Sciences Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital growth. |
| **VY BlackRock Large Cap Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **VY Clarion Real Estate Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** CBRE Clarion Securities LLC | A *non-diversified* Portfolio that seeks total return including capital appreciation and current income. |
| **VY FMR<sup>SM</sup> Diversified Mid Cap Portfolio\* (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Fidelity Management & Research Company<br><br>\* FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **VY Invesco Equity and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **VY Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY JPMorgan Emerging Markets Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY JPMorgan Small Cap Core Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY Marsico Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **VY MFS Total Return Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income. |
| **VY MFS Utilities Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Massachusetts Financial Services Company | Seeks total return. |
| **VY Morgan Stanley Global Franchise Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **VY T. Rowe Price Capital Appreciation Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY T. Rowe Price Equity Income Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital.<br><br>Effective July 14, 2014, this portfolio will change its investment objective to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks. |
| **VY T. Rowe Price International Stock Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY Templeton Foreign Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **VY Templeton Global Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br>**Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |

## IMPORTANT INFORMATION REGARDING UPCOMING FUND REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

| *Merging Portfolios* | *Surviving Portfolios* |
|---|---|
| VY BlackRock Health Sciences Opportunities Portfolio *(Class S)*<br>VY BlackRock Large Cap Growth Portfolio *(Class S)*<br>VY Marsico Growth Portfolio *(Class S)* | Voya Large Cap Growth Portfolio *(Class S)*<br><br> **Investment Adviser:** Directed Services LLC<br>**Subadviser:** Voya Investment Management Co. LLC<br>**Investment Objective:** Seeks long-term capital growth. |
| VY MFS Utilities Portfolio *(Class S)* | Voya Large Cap Value Portfolio *(Class S)* |
| VY MFS Total Return Portfolio *(Class S)* | VY Invesco Equity and Income Portfolio *(Class S)* |

In connection with the upcoming Reorganizations, the ***Voya Large Cap Growth Portfolio (Class S)*** will be added as an available investment option.

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

### NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTION

*The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio.*

ING USA Annuity and Life Insurance Company (the "Company") and its Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Fund" to be replaced with the following "Substitute Fund":

| Replaced Fund | Substitute Fund |
| --- | --- |
| Fidelity® VIP Equity-Income Portfolio (Service Class 2) | Voya Russell™ Large Cap Value Index Portfolio (Class S) |

In connection with the substitution, the **Voya Russell™ Large Cap Value Index Portfolio (Class S)** will be added as an available investment option.

The principal purposes of the proposed substitution are as follows:
- **Implement Business Plan.** The substitution is another step in the Company's overall business plan to help make the Contracts more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.
- **Influence.** The substitution will replace an unaffiliated fund with a fund that is advised and sub-advised by affiliates of the Company. The Substitute Fund will only be available through variable insurance products offered by the Company or their affiliated insurance companies. Consequently, the Board of the Substitute Fund has greater sensitivity to the needs of Contract Owners. The Company believes that the substitution will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion.
- **Reduction of Costs.** The Substitute Fund, which is managed by affiliated investment advisers, will allow the Company to reduce costs by consolidating administration of the Substitute Fund with its other funds.
- **Due Diligence.** The substitution will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

The following lists important information regarding the upcoming fund substitution:
- Prior to the fund substitution you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Substitute Fund and reiterate your rights related to the substitution. You will also receive a summary prospectus for the Substitute Fund.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the substitution effective date your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value. Your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.

- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to the subaccount that invested in the Replaced Fund will be automatically allocated to the subaccount that invests in the Substitute Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or call (800) 366-0066.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund will be provided to you prior to the substitution effective date.
- The investment objective and investment policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund along with information about the Substitute Fund's investment adviser/subadviser will be provided to you prior to the substitution effective date.
- After the substitution effective date, the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitution.